Exhibit 99.1

Baozun Announces Second Quarter 2021 Unaudited Financial Results

SHANGHAI, China, August 19, 2021 -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

●	Total net revenues were RMB2,304.1 million (US$[1]356.9 million), an increase of 7.1% year-over-year.

●	Income from operations was RMB106.6 million (US$16.5 million), compared with RMB160.6 million in the same quarter of last year. Operating margin was 4.6%, compared with 7.5% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB161.6 million (US$25.0 million), compared with RMB187.1 million in the same quarter of last year. Non-GAAP operating margin was 7.0%, compared with 8.7% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB 79.8 million (US$12.4 million), a decrease of 33.4% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB150.8 million (US$23.4 million), an increase of 3.3% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[4]”) were RMB1.08 (US$0.17) and RMB1.06 (US$0.16), respectively, compared with RMB2.04 and RMB2.00, respectively, for the same period of 2020.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB2.04 (US$0.32) and RMB2.01 (US$0.31), respectively, compared with RMB2.48 and RMB2.43, respectively, for the same period of 2020.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Second Quarter 2021 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB15,727.2 million, an increase of 23.3% year-over-year.

●	Distribution GMV[7] was RMB1,094.1 million, an increase of 5.4% year-over-year.

●	Non-distribution GMV[8] was RMB14,633.1 million, an increase of 24.9% year-over-year.

●	GMV generated from non-TMALL marketplaces and channels accounted for approximately 31.7% of total GMV during the quarter, compared with 24.7% for the same period of 2020.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented “Whilst the impact of the Better Cotton Initiative continues to sweep through the industry, especially affecting our international brand partners in apparel, we have continued to execute on our strategic medium-term plan to deliver sustainable growth. In particular, backed by our comprehensive infrastructure and service offerings, we have made significant inroads in innovating and executing our omni-channel strategy and further penetrating into the luxury sector. In addition, as part of the transformation of our business, we started to build a technology-powered middle-office, which we believe will improve our service quality and reduce operational cost meaningfully in the long run. While we anticipate ongoing headwinds from the Better Cotton Initiative in the second half of this year, online shopping increasingly pervades people’s daily life, therefore we believe the comprehensive suite of e-commerce solutions that we deploy for our brand partners will improve the shopping experience for consumers.”

Mr. Arthur Yu, Chief Financial Officer of Baozun commented, “Despite the headwinds of the Better Cotton Initiative, we still managed to deliver a solid year-on-year GMV growth of 23.3% and net revenue growth of 7.1% year-over-year. We also achieved positive operating cash flow with non-GAAP income from operations of RMB161.6 million, a clear indication of our sound financial status and strong cash flow management. Meanwhile, we made substantial progress in extracting value from the various acquisitions and strategic alliances this year. Going forward, we intend to continue to deploy our capital to facilitate our strategic medium-term plan to boost our long-term sustainable and profitable growth. We believe the progress we have made and our groundwork thus far, has positioned us to further enhance our value proposition.”

Second Quarter 2021 Financial Results

Total net revenues were RMB2,304.1 million (US$356.9 million), an increase of 7.1% from RMB 2,152.1 million in the same quarter of last year.

Product sales revenue was RMB972.1 million (US$150.6 million), an increase of 4.8% from RMB 927.8 million in the same quarter of last year. The increase was primarily attributable to the acquisition of new brand partners and the increased popularity of brand partners’ products, partially offset by slower growth in personal-care products in appliances category.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Services revenue was RMB1,332.0 million (US$206.3 million), an increase of 8.8% from RMB1,224.3 million in the same quarter of last year. The increase was primarily attributable to the growth of the Company’s consignment model and service fee model, partially offset by decline of sales in sportswear sector as impacted by the Better Cotton Initiative during the quarter.

Total operating expenses were RMB2,197.5 million (US$340.3 million), compared with RMB 1,991.4 million in the same quarter of last year.

●	Cost of products was RMB814.6 million (US$126.2 million), compared with RMB775.8 million in the same quarter of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue.

●	Fulfillment expenses were RMB560.4 million (US$86.8 million), compared with RMB575.3 million in the same quarter of last year. The decrease was primarily due to a decline in freight expenses due to the lower number of outbound orders due to the impact of the Better Cotton Initiative, especially for our brand partners in apparel categories, as well as efficiency improvements.

●	Sales and marketing expenses were RMB648.2 million (US$100.4 million), compared with RMB522.0 million in the same quarter of last year. The increase was in line with GMV growth and an increase in digital marketing services, which was partially offset by efficiency improvements.

●	Technology and content expenses were RMB115.4 million (US$17.9 million) compared with RMB102.3 million in the same quarter of last year. The increase was mainly due to growth in GMV and the Company’s ongoing investment in technological innovation and productization, which was partially offset by the Company’s cost control initiatives and efficiency improvements.

●	General and administrative expenses were RMB98.0 million (US$15.2 million), compared with RMB53.9 million in the same quarter of last year. The increase was primarily due to a rise in staff costs for the Company’s investment in talent recruitment, especially for its growing omni-channel services, and the modification of compensation packages to retain and attract the best talents in the industry, an increase in professional fees related to the Company’s recent M&A activities, an increase in rental expenses for the Company’s new headquarters, and bad debt provision for accounts receivable due from one customer, all of which were partially offset by cost control initiatives.

Income from operations was RMB106.6 million (US$16.5 million), a decrease of 33.6% compared with RMB160.6 million in the same quarter of last year. Operating margin was 4.6%, compared with 7.5% in the same quarter of last year.

Non-GAAP income from operations was RMB161.6 million (US$25.0 million), a decrease of 13.6% compared with RMB187.1 million in the same quarter of last year. Non-GAAP operating margin was 7.0%, compared with 8.7% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB79.8 million (US$12.4 million), a decrease of 33.4% compared with RMB119.8 million in the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB1.08 (US$0.17) and RMB1.06 (US$0.16), respectively, compared with RMB2.04 and RMB2.00, respectively, in the same period of 2020.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB150.8 million (US$23.4 million), an increase of 3.3% compared with RMB146.0 million in the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB2.04 (US$0.32) and RMB2.01 (US$0.31), respectively, compared with RMB2.48 and RMB2.43, respectively, in the same period of 2020.

As of June 30, 2021, the Company had RMB4,534.2 million (US$702.3 million) in cash, cash equivalents, restricted cash and short-term investments, compared with RMB5,179.9 million as of December 31, 2020.

Share Repurchase Program Updates

On May 18, 2021, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$125 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from May 18, 2021. As of June 30, 2021, the Company had repurchased an aggregate of 344,428 ADSs for approximately US$12.5 million under this program.

Recent Developments

Acquisition of eFashion

On June 28, 2021, the Company announced that it had signed a definitive agreement to acquire 100% equity interest in Shanghai Yi Shang Network Information Co Ltd (“eFashion China”), a leading provider of e-commerce solutions for fashion brands in China, in an all-cash transaction. The acquisition positions the Company strongly to further penetrate the apparel category and reinforce its leadership. Founded in 2008 and headquartered in Shanghai, eFashion China is an e-commerce solution provider that is focused on bringing international fashion brands to China. It provides brands with one-stop e-commerce solutions, including brand consulting, store operation, digital marketing, IT solutions and customer service. It has established itself as one of the key players in China’s branded apparel e-commerce space. It currently serves many well-known international brands, including international premium fashion, sportswear, and luxury brands. The acquistion is expected to be completed in or around September 2021. After the completion of the acquisition, eFashion China will serve as a sub-brand of Baozun and the companies will combine their comprehensive advantages to capture the growth potential of promising brands.

Strategic Partnership with Cainiao

On July 22, 2021, the Company and its wholly-owned subsidiary Baotong Inc. (“Baotong”) signed a letter of intent with Cainiao for Cainiao’s equity investment in Baotong, the Company’s warehousing and fulfillment solution subsidiary. Baozun, Baotong and Cainiao also entered into a Letter of Intent of Business Cooperation Agreement to further explore and develop brand e-commerce opportunities. The three companies will cooperate to develop competitive solutions in customized, high-value and digitalized logistics services. Baotong may also provide operational and technological management and consulting services, to Cainiao’s broader customer base. The Company and Baotong will leverage Cainiao’s national logistics expertise and technology to greatly improve their cost structure and enrich their service portfolio.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Thursday, August 19, 2021 (7:30 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/3091935. Once preregistration has been completed, participants will receive dial-in numbers, the passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 09:59 p.m. Beijing Time, August 27, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in         +61-2-8199-0299

U.S. Toll Free                    +1-855-452-5696

Passcode:                          3091935#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income from operations is income from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income is net income excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is net income attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and unrealized investment loss. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income from operations enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to the Company’s business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units the Company grants under the share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income from operations and non-GAAP net income. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income from operations, operating margin, net income, net margin, net income attributable to ordinary shareholders of Baozun Inc. and net income attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement, statements about the Company’s strategies and goals and consummation or benefits of planned transactions, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	3,579,665	3,391,749	525,315
Restricted cash	151,354	177,549	27,499
Short-term investments	1,448,843	964,864	149,438
Accounts receivable, net	2,188,977	1,994,697	308,939
Inventories, net	1,026,038	991,645	153,586
Advances to suppliers	284,776	238,548	36,946
Prepayments and other current assets	438,212	482,030	74,657
Amounts due from related parties	40,935	47,479	7,354
Total current assets	9,158,800	8,288,561	1,283,734

Non-current assets
Investments in equity investees	53,342	455,336	70,523
Property and equipment, net	430,089	505,133	78,235
Intangible assets, net	146,373	303,343	46,982
Land use right, net	41,541	41,028	6,354
Operating lease right-of-use assets	524,792	892,987	138,306
Goodwill	13,574	213,426	33,055
Other non-current assets	51,531	93,363	14,461
Deferred tax assets	54,649	51,543	7,983
Total non-current assets	1,315,891	2,556,159	395,899

Total assets	10,474,691	10,844,720	1,679,633

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	421,562	515,082	79,776
Notes payable	500,820	535,888	82,998
Income tax payables	72,588	22,802	3,532
Accrued expenses and other current liabilities	991,180	565,521	87,588
Amounts due to related parties	44,997	89,212	13,817
Current operating lease liabilities	165,122	247,160	38,280
Total current liabilities	2,196,269	1,975,665	305,991

Non-current liabilities
Long-term loan	1,762,847	1,755,164	271,840
Deferred tax liabilities	2,538	35,218	5,455
Long-term operating lease liabilities	370,434	678,601	105,102
Other non-current liabilities	-	92,233	14,285
Total non-current liabilities	2,135,819	2,561,216	396,682

Total liabilities	4,332,088	4,536,881	702,673

Redeemable non-controlling interests	9,000	-	-

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 220,505,115 and 220,770,780 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	137	137	21
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	8	8	1
Additional paid-in capital	5,207,631	5,286,693	818,804
Treasury shares	-	(80,268)	(12,432)
Retained earnings	952,001	1,033,022	159,996
Accumulated other comprehensive income	(48,756)	(75,893)	(11,754)

Total Baozun Inc. shareholders' equity	6,111,021	6,163,699	954,636

Non-controlling interests	22,582	144,140	22,324

Total equity	6,133,603	6,307,839	976,960

Total liabilities, redeemable non-controlling interests and equity	10,474,691	10,844,720	1,679,633

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except for share and per share data and per ADS data)

	For the three months ended June 30,
	2020	2021
	RMB	RMB	US$
Net revenues
Product sales	927,799	972,077	150,556
Services	1,224,267	1,332,040	206,307
Total net revenues	2,152,066	2,304,117	356,863

Operating expenses (1)
Cost of products	(775,783)	(814,617)	(126,168)
Fulfillment (2)	(575,323)	(560,382)	(86,792)
Sales and marketing (2)	(521,969)	(648,233)	(100,399)
Technology and content	(102,258)	(115,421)	(17,876)
General and administrative (2)	(53,892)	(97,960)	(15,172)
Other operating income, net	37,802	39,130	6,060
Total operating expenses	(1,991,423)	(2,197,483)	(340,347)
Income from operations	160,643	106,634	16,516
Other income (expenses)
Interest income	9,090	19,404	3,005
Interest expense	(18,112)	(13,285)	(2,058)
Unrealized investment loss	-	(17,254)	(2,672)
Impairment loss of investments	-	(3,541)	(548)
Exchange gain	274	24,747	3,833
Income before income tax and share of income in equity method investment	151,895	116,705	18,076
Income tax expense (3)	(29,107)	(35,470)	(5,494)
Share of income (loss) in equity method investment, net of tax of nil	(1,719)	587	91
Net income	121,069	81,822	12,673

Net income attributable to non-controlling interests	(653)	(2,056)	(318)
Net income attributable to redeemable non-controlling interests	(645)	-	-
Net income attributable to ordinary shareholders of Baozun Inc.	119,771	79,766	12,355

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.68	0.36	0.06
Diluted	0.67	0.35	0.05
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	2.04	1.08	0.17
Diluted	2.00	1.06	0.16
Weighted average shares used in calculating net income per ordinary share
Basic	176,473,910	221,946,486	221,946,486
Diluted	179,857,079	225,009,009	225,009,009

Net income	121,069	81,822	12,673
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	1,899	(32,971)	(5,107)
Comprehensive income	122,968	48,851	7,566

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended June 30,
	2020	2021
	RMB	RMB	US$
Fulfillment	2,681	4,815	746
Sales and marketing	9,074	25,406	3,935
Technology and content	4,412	11,513	1,783
General and administrative	9,893	9,975	1,545
	26,060	51,709	8,009

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million and RMB3.3 million for the three months period ended June 30, 2020 and 2021, respectively.

(3) Including income tax benefits of RMB0.1 million and RMB0.8 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended June 30, 2020 and 2021, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended June 30,
	2020	2021
	RMB	RMB	US$
Income from operations	160,643	106,634	16,516
Add: Share-based compensation expenses	26,060	51,709	8,009
Amortization of intangible assets resulting from business acquisition	391	3,304	512
Non-GAAP income from operations	187,094	161,647	25,037

Net Income	121,069	81,822	12,673
Add: Share-based compensation expenses	26,060	51,709	8,009
Amortization of intangible assets resulting from business acquisition	391	3,304	512
Unrealized investment loss	-	17,254	2,672
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(826)	(128)
Non-GAAP net income	147,422	153,263	23,738

Net income attributable to ordinary shareholders of Baozun Inc.	119,771	79,766	12,355
Add: Share-based compensation expenses	26,060	51,709	8,009
Amortization of intangible assets resulting from business acquisition	199	2,827	438
Unrealized investment loss	-	17,254	2,672
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(707)	(110)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	145,980	150,849	23,364

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	2.48	2.04	0.32
Diluted	2.43	2.01	0.31
Weighted average shares used in calculating net income per ordinary share
Basic	176,473,910	221,946,486	221,946,486
Diluted	179,857,079	225,009,009	225,009,009